Exhibit 99.1

Oak Street Capital Management, LLC Addresses the Board of Red Robin Gourmet Burgers

CHICAGO—(BUSINESS WIRE)— The following is a letter from Oak Street Capital Management, LLC to the Board of Directors of Red Robin Gourmet Burgers, Inc.

January 24, 2011

Pattye L. Moore
Chair of the Board of Directors
Red Robin Gourmet Burgers, Inc.
6312 South Fiddlers Green Circle, #200N
Greenwood Village, CO 80111

Dear Ms. Moore:

Oak Street Capital Management, LLC (“Oak Street”) is an investment manager and a member of an investor group that beneficially owns approximately 13.3% of the outstanding shares of Red Robin Gourmet Burgers, Inc. (the “Company” or “Red Robin”). We are writing to follow up on our recent discussions. Specifically, we are referring to our meeting on January 7, 2011, when we traveled to Colorado to meet with you, Stephen Carley, the Company’s Chief Executive Officer, and Katie Scherping, the Company’s Chief Financial Officer. During our meeting, we presented certain issues that we believe are negatively impacting shareholder value and requested that the Company’s board of directors (the “Board”) immediately take the following actions for the benefit of all shareholders:

•	Remove the poison pill;

•	Declassify the Board;

•	Reduce corporate overhead;

•	Implement a temporary moratorium on new unit expansion until sales and profitability are restored at existing locations;

•	Redirect operating cash flow towards a $50 million share repurchase program; and

•	Appoint our representatives to the Board.

In a subsequent conference call on January 12, 2011, you responded to our requests by advising us that the Board will not be able to address these issues until the next Board meeting scheduled to take place in mid-February. While we appreciated the opportunity to discuss these issues with you, we were disappointed that the Board and management did not perceive the above-listed issues as meriting a special meeting of the Board. We are concerned that this lack of urgency when presented with initiatives to create value for all shareholders may be symptomatic of serious cultural issues that need to be addressed. In that regard, we note that even though the newly constituted Board was in place on September 13, 2010, it did not meet for the first time until late October 2010. Red Robin shareholders deserve Board members who share their same sense of urgency in improving the Company.

Over the past year, we have become frustrated that there have been no visible improvements to the Company’s cost structure or its capital allocation program. Operating costs continue to escalate while corporate operating margins have declined substantially. The Board continues to open new restaurants despite declining returns on invested capital. We believe that shareholder value can be maximized by refocusing efforts on existing units, while redirecting capital allocation priorities towards share repurchases. We believe these actions are not only obvious and easy to implement but that they will also result in significant shareholder value creation.

In addition, we believe that the market has lost confidence in the Board’s ability to effectuate positive change. We are concerned that the sharp decline in Red Robin’s share price following the Company’s 2010 third quarter earnings report reflects this lack of confidence. During that quarter’s earnings call, we were disappointed by the Board’s inability to articulate a clear strategic plan. In light of these developments, we are deeply concerned that one of the Board’s first actions since adding new members was to entrench themselves by implementing a poison pill. The Board’s priorities are clearly misplaced. Remove the poison pill, and allow shareholders to determine the adequacy of all potential offers. We had been hopeful that the new Board members would usher in a new era of responsible corporate governance. Unfortunately, the Board’s actions suggest otherwise.

Finally, we view the Company’s January 4, 2011 press release which outlines “Project Red” as nothing more than a series of general statements that read like a “cookie cutter” list that could be applied to almost any restaurant concept. Similar to your earnings call, Project Red lacks the level of detail required to inspire shareholder confidence. Among other shortcomings, we also note that Project Red fails to address what we perceive to be the most significant impediment on shareholder value – reallocating capital away from new unit growth and towards a share repurchase program. Moreover, shareholders are well aware that the Board did not launch Project Red until after Oak Street filed its Schedule 13D in December 2010. Shareholders deserve a Board that will maximize shareholder value without the prerequisite of a 13D to remind the Board of its fiduciary responsibilities. Let us be clear, as 13.3% owners of Red Robin, we will not be deterred from seeking representation on the Company’s ten member Board at this year’s annual meeting by Project Red or any other last minute initiative by management.

Red Robin shareholders deserve Board representatives who will act vigorously to maximize shareholder value. As we emphasized in our prior discussions, our representatives are willing to work with the Board and management to maximize value for all shareholders. However, we believe our initiatives must be implemented immediately at this critical juncture in the Company’s history. We look forward to hearing from you.

Sincerely,

David Makula	Patrick Walsh
Chief Investment Officer	Partner
Oak Street Capital Management, LLC	Oak Street Capital Management, LLC

CC:

Robert B. Aiken	Stephen E. Carley	Lloyd L. Hill	Katie Scherping
Richard J. Howell	Glenn B. Kaufman	Stuart I. Oran
James T. Rothe	J. Taylor Simonton	Marcus L. Zanner

Contacts

Okapi Partners LLC

Steve Balet, +1 212-297-0720

Source: Oak Street Capital Management, LLC